Texas Instruments Incorporated

June 12, 2019

Mr. Kevin Kuhar

Accounting Branch Chief

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Texas Instruments Incorporated
Form 10-K for the Year Ended December 31, 2018
Filed February 22, 2019
File No. 001-3761

Dear Mr. Kuhar:

I am writing in response to your letter dated May 31, 2019, to Texas Instruments Incorporated (“TI” or the “Company”) containing comments on TI’s Form 10-K for the year ended December 31, 2018.

Form 10-K for the Fiscal Year Ended December 31, 2018

Note 5. Income taxes, page 40

COMMENT 1:  We note that in your U.S. statutory to effective income tax rate reconciliation you present a caption showing a 4.2% increase as result of U.S. Tax Act transitional non-cash expense. Please describe to us the transactions or circumstances that resulted in this reconciling item. Tell us whether this item relates to the withholding taxes in certain non-U.S. jurisdictions that will be incurred upon repatriation of available cash to the United States discussed on page 41. Revise future filings to provide similar clarifying disclosure.

RESPONSE 1:  The caption showing a 4.2% increase as a result of U.S. Tax Act transitional non-cash expense represents the rate differential created by the Company’s Prepaid taxes on intercompany inventory profits, net existing at year end December 31, 2017 (see Note 13, Supplemental financial information—Prepaid expenses and other current assets, page 54). These taxes were paid in 2017 primarily at the 2017 U.S. statutory income tax rate of 35%, but were not recognized in income tax expense until 2018.

Unlike deferred taxes, prepaid taxes on intercompany inventory profits represent amounts paid upon sale of inventory to intercompany affiliates, the tax effect of which is deferred for financial reporting purposes until sold to an external customer. The effect of deferring this prepaid tax into 2018 income tax expense added 4.2% to the reconciliation with the 2018 U.S. statutory income tax rate of 21%.

We refer to the item as transitional because it arises from the difference in the U.S. statutory income tax rates between 2017 and 2018 and will not recur unless the statutory income tax rate changes in the future. We refer to the item as non-cash because the cash payments were made prior to 2018 and therefore do not represent cash payments for taxes in 2018.

This item does not relate to the withholding taxes in certain non-U.S. jurisdictions that will be incurred upon repatriation of available cash to the United States.

We acknowledge the Staff’s comment and will include clarifying disclosure where appropriate in future filings.

We trust that the above information will be sufficient for your purposes. If you have any questions, please call Julie Knecht of Texas Instruments at 214-567-7456.

Very truly yours,

/s/ Rafael R. Lizardi

Rafael R. Lizardi

Senior Vice President and

Chief Financial Officer